20009078)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLARIA SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 BRICKELL AVENUE, SUITE 603
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcelo DiCugno (786) 686-5401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGUIZ, & FARRA
(Name – *if individual, state last, first, middle name*)

1450 BRICKELL AVENUE, 18TH FLOOR (Address) MIAMI (City) FL (State) 33131 (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCELO DICUGNO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLARIA SECURITIES, LLC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

RUBEN FERNANDEZ
Notary Public - State of Florida
Commission # GG 090433
My Comm. Expires Apr 4, 2021

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLARIA SECURITIES LLC.

Miami, Florida

(S.E.C. I.D. No. 8-69891)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES

December 31, 2019

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

and

SUPPLEMENTARY INFORMATION

ALLARIA SECURITIES LLC.

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2019

CONTENTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Allaria Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allaria Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Allaria Latam Investment Services, Inc.) as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allaria Securities LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allaria Securities LLC's management. Our responsibility is to express an opinion on Allaria Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allaria Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

An independent member of Baker Tilly International

1450 BRICKELL AVENUE, 18TH FLOOR, MIAMI FL 33131 • T 305 373 5500 • F 305 373 0056 • MBAFCPA.COM

Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Allaria Securities LLC's financial statements. The supplementary information is the responsibility of Allaria Securities LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Allaria Securities LLC's auditor since 2018.

Miami, Florida
February 28, 2020

ALLARIA SECURITIES LLC.

Statement of Financial Condition

As of December 31, 2019

ASSETS	
Cash and cash equivalents	$ 661,074
Due from brokers and clearing organizations	469,386
Due from affiliated entities	37,771
Fixed assets, net	12,537
Receivables, prepaids, and other assets	37,728
Total assets	$ 1,218,496
LIABILITIES AND MEMBER'S EQUITY	
Deferred rent	961
Accrued expenses and other payables	31,409
Total liabilities	32,370
Member's equity	
Total member's equity	1,186,126
Total liabilities and member's equity	$ 1,218,496

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.
Statement of Operations
For the year ended December 31, 2019

Revenues	
Riskless principal trading revenues	$ 102,605
Commissions	61,454
Related party revenues	213,749
Interest, dividends, and other income	167,034
Total Revenues	544,842
Expenses	
Compensation	306,465
Trading and clearing	29,267
Quotation, communications and trading system costs	58,551
Occupancy	49,269
Professional fees	218,698
Travel and entertainment	7,294
Other expenses	19,571
Total expenses	689,340
Net Loss	$ (144,498)

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement changes in Member's Equity

For the year ended December 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 740,624
Capital Contributions	590,000
Net Loss	(144,498)
Balance at December 31, 2019	$ 1,186,126

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.
Statement of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities	
Net loss	$ (144,498)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	8,633
Changes in assets and liabilities	
Due from brokers and clearing organizations	(226,603)
Due from affiliated entities	(27,740)
Receivables, prepaids, and other assets	(15,803)
Deferred rent	(1,537)
Accrued expenses and other payables	(66,795)
Total adjustments	(329,845)
Net cash used in operating activities	(474,343)
Cash flows from investing activities	
Purchase of fixed assets	(9,293)
Net cash used by investing activities	(9,293)
Cash flows from financing activities	
Capital contributions from Allaria LATAM Investments Inc.	590,000
Net cash provided by financing activities	590,000
Net increase in cash and cash equivalents	106,364
Cash and cash equivalents at beginning of year	554,710
Cash and cash equivalents at end of year	$ 661,074

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Allaria Securities LLC. (The "Company") is a Florida registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Allaria LATAM Investments Inc. ("ALIS" or "Parent Company"). The Company initiated its Securities operation in 2018, and acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various U.S. and foreign fixed-income investments products, U.S. government securities, government agency securities, and other securities investments.

Since its inception in 2017, the Company has been dependent upon the Parent Company to make capital contributions to support its startup costs and operations and to maintain compliance with SEC Rule 15c3-1. The Parent Company has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Effective January 1, 2018, the Company adopted the newly issued Accounting Standards Update ("ASU") on revenue recognition, which was issued by the Financial Accounting Standards Board ("FASB"). This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract.

Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Trading related revenue, commissions, and expenses are recorded on a trade date basis. These revenues represent the compensation the Company earns for providing trade facilitation, execution, clearance, and settlement of securities transactions to its customers, and the Company has no future performance obligations after such securities transactions settle.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days.

Trading Securities: The Company engages in trading activities on a riskless principal and agency basis. Related revenues from trading transactions were recognized as period earnings when traded.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2019, the Company has concentrations of credit risk with depository institutions of the United States in the form of bank accounts with balances in excess of the insurance limit amount covered by the Federal Depository Institution Corporation (or FDIC). The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these balances or transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Receivables and Payables to Brokers and Dealers: Receivables or payables to brokers and dealers represent balances due from or due to counterparties for trades, pending settlement, cash, deposits, and other balances primarily with the Company's clearing broker.

Income Taxes: The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally subject to U.S. Federal or State examinations by tax authorities since its inception.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Commitments and Contingencies: The Company has a cancelable (upon notice) lease commitment for office space that expires on August 14, 2022. Future lease obligations under such commitment total $51,345 for 2020, $53,912 for 2021, and $34,729 for 2022. As of December 31, 2019, the Company deferred rent liability totaled $961.

The Company can be exposed to various asserted and unasserted potential claims encountered in the normal course of business. Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2019, no such liabilities or claims where recorded or threatened.

Recent Accounting Pronouncements: In February 2016, the FASB issued an ASU, which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning period of adoption.

The company adopted the new lease accounting guidance prospectively as of January 1, 2019, however, the adoption of the standard did not have a significant effect on the Company's statement of financial condition. If the Company enterers into a long-term lease, the company will determine the amount that it needs to gross up the balance sheet due to the recognition of right-of-use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the Company's current conclusions.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with ALIS and one of its affiliates. As such, the Company can get reimbursed for expenses and/or pay for resources used while conducting its business activities. At December 31, 2019, the receivable from ALIS and its affiliate for operating expenses amounted to $20,514 and the 2019 reimbursed expenses totaled $69,031.

The company maintains a sub broker agreement with a related foreign entity. As of December 31, 2019, related receivable for such agreement totaled $17,257 and related revenues totaled $213,749.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 2 to 3 years dependent on the asset type. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts on occurrence, and any related gain or loss is reflected in income for the period.

As of December 31, 2019, Fixed assets consisted of the following:

Furniture & Fixtures	$13,266
Computer Equipment	12,998
	26,264
Accumulated Depreciation	(13,727)
Fixed Assets, net	$12,537

For the year ended December 31, 2019, depreciation expense totaled $8,633.

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears its securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The Company initiated activity under such agreement with the clearing broker in October 2018. As of December 31, 2019, the Company had a total of $469,386 in cash & deposits due from its clearing broker.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2019, the Company's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2019.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $250,000. At December 31, 2019, the Company's net capital was $1,098,090 while its required net capital was $250,000, and its ratio of aggregate indebtedness to net capital was 0.0295 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with the Accounting Standards Codification ("ASC") 855, the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 28, 2020, which is the date the financial statements were available to be issued, and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Allaria Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Allaria Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allaria Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Allaria Securities LLC stated that Allaria Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2019 without exception. Allaria Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allaria Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2020

Allaria Securities LLC

Allaria Securities LLC. Exemption Report

Allaria Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Allaria Securities LLC.
[Name of Company]

We, Marcelo DiCugno (President & Chief Executive Officer) and Aaron Rodriguez (FINOP) swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President & Chief Executive Officer

By: ______________________

Title: FINOP

February 28, 2020.

Allaria Securities LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

December 31, 2019

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
Allaria Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Allaria Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Allaria Securities LLC's compliance with the applicable instructions of Form SIPC-7. Allaria Securities LLC's management is responsible for Allaria Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2020

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 4363176 (Please retain this number for further inquiries regarding this form)
Submitted By: arodriguez45
Submitted Date: Fri Feb 28 15:44:49 EST 2020

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at https://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC
Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.
Cboe Exchange Inc., Cboe C2 Exchange, Inc.
Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.
Investors Exchange LLC (IEX)
Miami International Securities Exchange, LLC, MIAX Pearl, LLC, MIAX Emerald
Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC
Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC
New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC
NYSE National and NYSE Chicago

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*

MORRISON, BROWN, ARGIZ & FARRA, LLC

PCAOB #*

201

Auditor Address - Street*

1450 BRICKELL AVENUE, 18TH FLOOR

City*

MIAMI

State*

FL

Zip Code*

33131

Auditor Main Phone Number*

305-373-5000

Lead Audit Partner Name*

ERBIN RAMIREZ

Lead Audit Partner Direct Phone Number*

305-373-5500 XT 2283

Lead Audit Partner Email Address*

eramirez@mbafcpa.com

FYE: 2019-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* ASEC Annual Report 2019.pdf 2062299 bytes

ALLARIA SECURITIES LLC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2019

Total Member's equity	$ 1,186,126
Deductions and charges	
Fixed assets, Net	12,537
Prepaid expenses	37,728
Due from affiliated entities	37,771
Total non-allowable assets	88,036
Net capital before haircuts on securities	1,098,090
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 1,098,090
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 32,370
Aggregate indebtedness to net capital	2.95%
Computation of basic net capital requirement	
Minimum net capital required	250,000
Net capital	$ 1,098,090
Excess net capital	$ 848,090
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 798,090

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2019 FOCUS Part II filings submitted on February 28, 2020.

ALLARIA SECURITIES LLC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2019

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited Business (mutual funds and/or variable annuities only) __________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained __________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______PERSHING LLC______________________ ________X

D. (k)(3) - Exempted by the order of the Commission __________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 __________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ___N/A___
